Exhibit 1

Ellomay Capital Announces the Successful Connection of the Dorad Power Plant to the Israeli
National Grid

Tel-Aviv, Israel, August 1, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”) announced today that it received a notice from Dorad Energy Ltd. (“Dorad”), in which it indirectly holds 7.5% (with an option to increase such holdings to 9.375%), that the 400KV GIS substation serving the power plant constructed by Dorad has been energized and connected to the Israeli national grid. Based on the notice received from Dorad, the first six gas turbines (each with a 48 MW capacity) are expected to be commissioned in simple cycle during the next few weeks, with all twelve gas turbines planned to be fired by the end of August 2013 and commissioning of the heat recovery boilers and the steam turbines will take place from September 2013 through November 2013, with acceptance tests for the entire combined-cycle Dorad power plant currently scheduled to take place in December 2013.  Pursuant to the notice received from Dorad, the Dorad power plant is currently expected to start commercial operation and production of power at its full capacity of approximately 800 MW in January 2014.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate capacity of approximately 22.8 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “scheduled,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including delays in construction, technical difficulties and general security conditions in Israel. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com